

November 8, 2012

Via E-mail
James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

  Re: **BioDelivery Sciences International, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed March 19, 2012
      Form 10-Q for the Quarterly Period Ended June 30, 2012
      Filed August 9, 2012
      File No. 001-31361

Dear Mr. McNulty:

  We have reviewed your November 5, 2012 response to our October 30, 2012 letter and have the following comments.

  Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for Quarterly Period Ended June 30, 2012
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
4. Endo License & Development Agreement, page 10

1. Under the method you describe in your response 2, separation of deliverables into units of account is done pursuant to subtopic ASC 605-25, but allocation contemplates both subtopics ASC 605-28 and ASC 605-25. To support your allocation conclusion you note that ASC 605-25-15-2Ac clarifies that the ASC 605-25 subtopic does not apply to "payments relating to research or development deliverables that are accounted for under the milestone method of revenue recognition (see Subtopic 605-28)." We note that the only payments that are accounted for under the milestone method of revenue recognition are substantive milestones. Please confirm our understanding that the allocation method you describe in response 2 looks

to the guidance in subtopic ASC 605-28 to allocate substantive milestones and looks to the guidance in subtopic ASC 605-25 to allocate all other consideration.

2. Under the allocation method you describe in your response 2 for consideration subject to the allocation guidance in ASC 605-25, you appear to indicate the estimated selling price for the research and development unit of account should be limited to the <u>incremental</u> amount that the vendor would charge to take on the performance obligation knowing that the vendor may be eligible to receive substantive milestones. Please tell us if our understanding is correct. If it is correct, please tell us why you believe it is appropriate to use the incremental amount rather than the actual estimated selling price for the unit of account and whether there are specific authoritative citations in support of this view. If our understanding is incorrect, please provide examples that illustrate your allocation method.

3. Your response to comment 2 in the third full paragraph on page 3 indicates that you believe that all of your milestones totaling $150 million are substantive. ASC 605-28-20 indicates "a milestone does not include events for which the occurrence is … the result of counterparty's performance." Because sales-based milestone payments are triggered by the counterparty completing sales transactions (equal to a specified dollar threshold), it does not appear that they meet the definition of a milestone. Please reconsider your conclusion that sales-based payments represent substantive milestones. Please provide an analysis of the effect on the allocation method you describe in response 2 of a conclusion that sales- based payments are not milestones.

4. Please clarify why under the allocation method you describe in response 2 milestone 6 is not allocated between the research and development unit of account and the approval of patent extension unit of account.

5. In response 7, you appear to indicate that the "selling price," as that term is used in ASC 605-25-30-2, for the research and development unit of account would be $56 million. Please tell us whether that amount was determined using third party evidence of selling price, and if not, why not.

6. Please demonstrate to us your assertion that the substantive milestones (i.e. contingent future consideration) that will be allocated to the research and development unit of account after consideration of comments 3 and 4 above has a value at the date the agreement was consummated equal to or greater than your $56 million estimated selling price.

7. Based on the information provided, it appears that the requirement to supply the clinical trial materials is a separate deliverable apart from the research and development deliverable. Please reconsider your conclusion that the clinical supply deliverable is not a separate deliverable and reevaluate your unit of accounts.

James A. McNulty
BioDelivery Sciences International, Inc.
November 8, 2012
Page 3

8. We have deferred consideration of your proposed disclosure in response 9. To the extent your disclosure needs to be revised to address these comments, please provide proposed revisions addressing these points.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel N. Parker
Accounting Branch Chief